Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Palermo House Inc.
1201 N FEDERAL HWY #7653
FT LAUDERDALE, FL 33304
https://palermo.house/

Up to $1,234,999.92 in Non-Voting Common Stock at $0.88
Minimum Target Amount: $123,999.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Palermo House Inc.
Address: 1201 N FEDERAL HWY #7653, FT LAUDERDALE, FL 33304
State of Incorporation: DE
Date Incorporated: October 31, 2024

Terms:

Equity

Offering Minimum: $123,999.92 | 140,909 shares of Non-Voting Common Stock
Offering Maximum: $1,234,999.92 | 1,403,409 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.88
Minimum Investment Amount (per investor): $499.84

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 3 weeks and receive 10% bonus shares.

Early Bird 2: Invest $5,000+ within the first 3 weeks and receive 12% bonus shares.

Early Bird 3: Invest $10,000+ within the first 3 weeks and receive 15% bonus shares.

Early Bird 4: Invest $20,000+ within the first 3 weeks and receive 20% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a 10% discount on products for 1 year.

Tier 2 Perk: Invest $5,000+ and receive a 15% discount on products for 1 year.

Tier 3 Perk: Invest $10,000+ and receive a 20% discount on products for 1 year.

Tier 4 Perk: Invest $50,000+ and receive a 25% discount on products for 2 years + an exclusive invite to a private investor dinner with the leadership team**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Palermo House will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.88 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $88. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Palermo House is a vertically integrated, direct-to-consumer (DTC) furniture brand based in Los Angeles, CA. Our mission is to redefine modern living with stylish, comfortable, and affordable furniture that is easy to assemble and customize. By focusing on high-quality craftsmanship and quick delivery, we aim to enhance everyday living experiences. Palermo House's unique offering of modular sofas and interchangeable slipcovers allows customers to refresh their decor without the need to replace entire furniture sets. With products in over 4,000 homes and $2.9M in sales over the last twelve months, Palermo House is poised for continued growth.

Business Model

Palermo House operates a vertically integrated, direct-to-consumer business model. We design, manufacture, and deliver furniture directly to our customers, eliminating traditional retail markups and minimizing lead times. Our lean supply chain approach ensures efficient production and fulfillment, allowing us to ship products within days of receiving an order. This model supports a high gross margin of 60%, while maintaining affordability and quality for our customers. By managing our manufacturing in-house, we control costs and offer products that seamlessly combine style, comfort, and durability.

Intellectual Property

Palermo House's product designs prioritize modularity, comfort, and durability. The company's proprietary design elements include interchangeable slipcovers, high-density foam construction, and an innovative tooling-free assembly approach. Our commitment to developing unique, easy-to-assemble furniture designs positions us well in the market. As we expand, we aim to protect these key innovations and establish a strong intellectual property portfolio that supports our competitive advantage.

Corporate Structure

Palermo House Inc. was initially organized as Palermo House LLC, a Florida limited liability company on September 2, 2020. On October 31, 2024, a new Delaware corporation was formed, Palermo House Inc.

The existing LLC, Palermo House LLC, became 100% owned by the new company, Palermo House Inc.

A share exchange agreement exchanged all the units in Palermo House LLC for the Voting Common Shares of Palermo House Inc. at an 80:1 ratio.

Competitors and Industry

Competitors

Palermo House competes with established furniture brands like Article, Burrow, Floyd, and West Elm. However, we differentiate ourselves through our direct-to-consumer model, modular design focus, and efficient delivery times. Unlike traditional competitors, who often take several months to fulfill orders, Palermo House delivers within days, addressing a major pain point in the industry. Additionally, our loungers feature pet and family-friendly materials and interchangeable covers, giving customers flexibility and durability.

Industry

The U.S. sofa market, valued at over $40 billion, is experiencing significant demand for versatile, stylish, and modular furniture. Palermo House is positioned to capitalize on this trend by offering thoughtfully designed, high-quality, and quick-to-assemble products. With a focus on direct-to-consumer sales, Palermo House avoids traditional retail complexities and caters directly to changing consumer preferences for affordable luxury and convenience.

Current Stage and Roadmap

Current Stage

Palermo House has established a strong market presence with $2.9 million in trailing twelve-month sales and over 4,000 homes furnished across the United States. In addition, the company has achieved a 195% year-over-year growth rate. We have successfully completed market research, finalized product designs, and identified key suppliers. As we prepare to launch our new modular sofa system in Q4 2024, our focus is on scaling operations, optimizing our supply chain, and expanding our product line.

Future Roadmap

Looking ahead, Palermo House plans to launch its modular sofa system in Q1 2025, significantly expanding our market reach. This product will enhance our offering and increase customer lifetime value. Over the next 3-5 years, we aim to grow our annual revenue to $20 million by optimizing operations and achieving economies of scale. Additionally, we intend to establish an assembly workshop in Colombia to centralize production and further streamline costs, driving sustainable growth and profitability.

The Team

Officers and Directors

Name: Marco Ferro

Marco Ferro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, CFO, Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: Founder & CEO at Palermo House. Oversees all company operations and financials. Receives an annual salary of $70,000 and holds 50% equity in the Company.

Name: Emilio Ferro

Emilio Ferro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer, Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: Chief Product Officer at Palermo House and the designer behind the Dune Lounge Chair and Ottoman. Receives an annual salary of $70,000 and holds 25% equity in the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell

your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are

not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Marco Ferro	4,000,000	Voting Common Stock	50.0%
Emilio Ferro	2,000,000	Voting Common Stock	25.0%
Mariana Fuks	2,000,000	Voting Common Stock	25.0%

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,403,409 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1
  Use of proceeds: N/A
  Date: November 01, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $905k compared to $2.61 million in fiscal year 2023. Sales increased 188% due to significant investments in product innovation, paid marketing and expansion of organic customer acquisition channels.

Cost of Sales

Cost of sales for fiscal year 2022 was $436k compared to $1.16 million in 2023. Cost of sales increase 166% due to significant increases in Sales.

Gross margins

Gross margins for fiscal year 2022 were 52% compared to 56% in fiscal year 2023.

Expenses

Expenses for fiscal year 2022 were $366k compared to $1.39 million in fiscal year 2023. Expenses increased by 280% in 2023 due to increases in marketing expenditure resulting in significant topline growth, plus headcount related to support scaling operations.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the significant investment in working capital and operational efficiencies that will be unlocked as a result of capital raising initiatives, in addition to significant opportunities in adjacent markets. Past cash was primarily generated through sales. Our goal is to grow sales by 50% and cash earnings by 200% in 2025. Historical cash flows have been muted due to capital constraints that have limited the company's growth potential.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2024, the Company has capital resources available in the form of $575,190.72 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. While the funds from this campaign can significantly accelerate growth, we are profitable today.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 58% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly operating profit of $5,000 - $10,000 including all COGS and operating costs of the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitely, but with considerably higher growth. This is based on allocation of proceeds to planned growth initiatives and generation of operating efficiencies.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,040,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated based solely on the Company's outstanding common stock. The Company does not have any preferred stock, options, warrants, or other securities that could convert into or be exercised for shares, nor are there any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development

3.0%

We will use 3% of the funds raised for market and customer research, new product development and market testing. Includes initial development costs for a fabric workshop in Colombia.

- Company Employment

  25.0%

  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: - VP Marketing (part-time) - Email Marketing Strategist (part-time) - Paid Marketing Media Buyer (part-time) - VP Operations (full-time) - Senior Product Designer (part-time) - Wages to be commensurate with training, experience and position.

- Working Capital

  53.5%

  We will use 53.5% of the funds for working capital which primarily includes customer acquisition investments on paid media channels to boost growth as well as inventory and ongoing day-to-day operations of the Company. Includes initial inventory purchasing for new product launches and large seasonal inventory purchases for existing products to achieve economies of scale and operational efficiencies.

- Marketing

  1.0%

  We plan to use 1% of the funds to market the Regulation Crowdfunding campaign.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees

  5.5%

- Research & Development

  4.5%

  We will use 4.5% of the funds raised for market and customer research, new product development and market testing. Includes initial development costs for a fabric workshop in Colombia.

- Company Employment

  30.0%

  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: - VP Marketing (part-time) - Email Marketing Strategist (part-time) - Paid Marketing Media Buyer (part-time) - VP Operations (full-time) - Senior Product Designer (part-time) - Wages to be commensurate with training, experience and position.

- Working Capital

  57.5%

  We will use 57.5% of the funds for working capital which primarily includes customer acquisition investments on paid media channels to boost growth as well as inventory and ongoing day-to-day operations of the Company. Includes initial inventory purchasing for new product launches and large seasonal inventory purchases for existing products to achieve economies of scale and operational efficiencies.

- Marketing

  2.5%

  We plan to use 2.5% of the funds to market the Regulation Crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://palermo.house/ (https://palermo.house/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/palermohouse

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Palermo House Inc.

[See attached]

PALERMO HOUSE

Palermo House LLC (the "Company")
a Florida Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
STATEMENT OF FINANCIAL POSITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN MEMBERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	10
NOTE 5 – LIABILITIES AND DEBT	11
NOTE 6 – EQUITY	12
NOTE 7 – SUBSEQUENT EVENTS	12



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Palermo House LLC's Management

We have reviewed the accompanying financial statements of Palermo House LLC (the Company) which comprise the statement of financial position as of December 31, 2023 & December 31, 2022 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Successor Entity:
On September 16, 2024, Palermo House Inc. ("Holding Company") was incorporated in Delaware. The Holding Company serves as the parent entity of Palermo House LLC and holds no other significant assets.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 18, 2024

PALERMO HOUSE LLC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	268,016	63,637
Inventory	117,253	54,296
Prepaid Rent	6,000	-
Receivable from Members	37,500	37,500
Total Current Assets	428,769	155,432
Non-Current Assets		
Right-of-Use Asset	88,028	155,491
Total Non Current Assets	88,028	155,491
TOTAL ASSETS	516,797	310,923
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	220,508	55,800
Taxes Payable	45,465	-
Loan Payable - Short Term	209,321	-
Lease Liability - Short Term	70,085	67,463
Other Current Liability	447	-
Total Current Liabilities	545,826	123,262
Non-Current Liabilities		
Lease Liability - Long Term	17,943	88,028
Total Non-Current Liabilities	17,943	88,028
TOTAL LIABILITIES	563,769	211,290
EQUITY		
Member Equity	37,500	37,500
Member's Distribution	(281,715)	(29,987)
Retained Earnings	197,243	92,120
TOTAL EQUITY	(46,972)	99,632
TOTAL LIABILITIES AND EQUITY	516,797	310,923

PALERMO HOUSE LLC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales Revenue	2,933,760	914,166
Sales Returns and Allowance	(322,697)	(9,239)
Cost of Goods Sold	(644,889)	(222,328)
Gross Profit	1,966,174	682,598
Operating Expenses		
Marketing and Selling Expense	1,703,214	523,890
Operating Lease Expense	72,000	6,000
Contractors	72,583	25,667
General and Administrative	108,438	22,287
Research and Development	-	1,000
Total Operating Expenses	1,956,235	578,844
Total Loss from Operations	9,938	103,754
Other Income /(Expense)		
Other Income	95,559	1,155
Interest Expense	(6,932)	(236)
Other Expense	(4,747)	(49)
Total Other Income/ (Expense)	83,880	870
Net Income (Loss)	93,819	104,624
Earnings Before Income Taxes, Depreciation, and Amortization	93,819	104,624
Net Income (Loss)	93,819	104,624

PALERMO HOUSE LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Member's Distribution	Retained earnings (Deficit)	Total Equity
	# of Class A units	$ Amount			
Beginning balance at 1/1/22	100,000	37,500	-	(12,504)	24,996
Distribution	-	-	(29,987)	-	(29,987)
Net income (loss)	-	-	-	104,624	104,624
Ending balance at 12/31/22	100,000	37,500	(29,987)	92,120	99,632
Distribution	-	-	(251,727)	-	(251,727)
Prior Period Error	-	-	-	11,304	11,304
Net income (loss)	-	-	-	93,819	93,819
Ending balance at 12/31/23	100,000	37,500	(281,715)	197,243	(46,972)

PALERMO HOUSE LLC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	93,819	104,624
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Error	11,304	-
Inventory	(62,957)	(54,296)
Prepaid Rent	(6,000)	-
Right-of-Use Asset	67,463	(155,491)
Lease Liability - Short Term	2,623	67,463
Lease Liability - Long Term	(70,085)	88,028
Accounts Payable	164,708	41,987
Taxes Payable	45,465	-
Loan Payable - Short Term	209,321	-
Other Current Liability	447	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	362,288	(12,308)
Net Cash provided by (used in) Operating Activities	456,107	92,316
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Member's Distribution	(251,727)	(29,987)
Net Cash provided by (used in) Financing Activities	(251,727)	(29,987)
Cash at the beginning of period	63,637	1,308
Net Cash increase (decrease) for period	204,380	62,329
Cash at end of period	268,016	63,637

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Palermo House LLC ("the Company") was formed in Florida on September 02, 2020. The Company generates revenue by selling furniture, including its flagship Dune Lounger product direct to customer and via other online marketplace platforms. The Company's principal office is in Fort Lauderdale, Florida. The Company's customers are located in the United States.

On September 16, 2024, Palermo House Inc. ("Holding Company") was formed in Delaware. The Holding Company has no other substantial assets. Palermo House Inc. will conduct the crowdfunding campaign under regulation CF in 2024 to raise growth capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $268,016 and $63,637 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 amounted to $117,253 and $54,296, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through direct-to-customer sales. The Company's payments are generally collected by the merchant, Shopify, at the point of purchase. The merchant then disburses the payment in bulk to the Company every three (3) to five (5) days. The Company's primary performance obligation is to deliver purchased goods to the customer's specified shipping address. Revenues are recognized at the time of the fulfillment of the order. Typically, orders are fulfilled on the same day they are placed but during busy periods or in the event of stockouts, fulfillment can take place after orders are placed.

<u>Advertising Expense</u>

Advertising costs associated with direct marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of office expenses, recruitment, insurance, IT services, accounting services, bank charges and fees, and other miscellaneous expenses. These expenses are recognized as they are incurred.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023, and 2022, the Company maintained a lease agreement with Renovated 01 LLC, a company owned by Emilio Ferro, one of the members of the Palermo House LLC. See Note 4

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Operating Lease</u>

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On November 10, 2022, the Company entered into a commercial lease agreement with Renovated 01 LLC for a 949-square-foot property located in Fort Lauderdale, Florida. The original term of the lease was for a period of two years commencing on December 1, 2022 and ending on November 30, 2024. On March 10, 2023, the Company and Renovated 01 LLC agreed to extend the lease for the same premises. The revised lease term commenced on April 1, 2023 and end on March 31, 2025.

	Year Ending 2023-12
Lease expense	
Operating lease expense	72,000
Total	72,000
Other Information	
Operating cash flows from operating leases	72,000
Weighted-average remaining lease term in years for operating leases	1.25
Weighted-average discount rate for operating leases	3.82%
Maturity Analysis	**Operating**
2024-12	72,000
2025-12	18,000
Total undiscounted cash flows	90,000
Less: present value discount	(1,972)
Total lease liabilities	**88,028**

NOTE 5 – LIABILITIES AND DEBT

Loan Payable – December 20, 2023, the Company entered into a merchant loan agreement with WebBank, a Utah-chartered industrial bank ("Lender"), for $215,000 with a repayment rate of 17% of daily sales. The total cost of funds was $17,200, bringing the total repayment obligation to $232,200. The Company is required to make daily payments to the Lender, starting on the effective date until the total payment amount is received by Lender. The balance of this loan was $209,321, net of a capital fee of 16,746 as of December 31, 2023.

Debt Summary

Debt Instrument Name	Principal Amount	Cost of Funds	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan Payable	215,000	17,200	2024	209,321	-	209,321	-
Total				209,321	-	209,321	-

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	209,321
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company can issue Class A Units of Voting Capital and Class B Units of Nonvoting Capital. Class A and Class B units are referred to as Common Units. As of 2023 and 2022, 100,000 Class A Units are issued and outstanding.

Voting: The Voting Members shall have the right to vote upon all matters upon which the Members have the right to vote under the Act. Members can own interests in both Voting Capital and Non-voting Capital.

Liability of Members: All debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obliged personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

A summary of the Company's capital structure as of December 31, 2023 and 2022 is below.

Holder (Security)	Class A Units	Ownership
Marco Ferro	50,000	50%
Emilio Ferro	25,000	25%
Mariana Fuks	25,000	25%
Total	100,000	100.00%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 18, 2024, the date these financial statements were available to be issued.

On April 25, 2024, the Company secured a business loan and security agreement with Retail Capital LLC (DBA Credibly) for $191,200. The loan includes a loan origination fee of $4,780. The total repayment amount will be $229,440, with daily payment of $869 due on each business day.

On August 12, 2024, the Company entered into a Commitment agreement with ReadyCap Lending, LLC amounting to $500,000. The term of the loan is for 120 months. The interest rate is variable set at the Wall Street Journal Prime Rate plus 2.75%. The estimated monthly payment will be $6,958.45. The purpose of these funds is to address the working capital needs of the Company.

On September 16, 2024, Palermo House Inc. ("Holding Company") was incorporated in Delaware. The Holding Company serves as the parent entity of Palermo House LLC and holds no other significant assets. The Holding Company is authorized to issue 15,000,000 shares of common stock having a par value of $0.00001 per share of which 10,000,000 are designated as Voting Common Stock and 5,000,000 are designated as Non-Voting Common Stock.

PALERMO HOUSE

Palermo House, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of Inception – October 31, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT   3

STATEMENT OF FINANCIAL POSITION   4

STATEMENT OF OPERATIONS   5

STATEMENT OF CASH FLOWS   6

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY   7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS   8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   8

NOTE 3 – RELATED PARTY TRANSACTIONS   10

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS   10

NOTE 5 – LIABILITIES AND DEBT   10

NOTE 6 – EQUITY   10

NOTE 7 – SUBSEQUENT EVENTS   10



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Palermo House, Inc. Management

We have reviewed the accompanying financial statements of Palermo House, Inc (the company) which comprise the statement of financial position as of inception through October 31, 2024, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
On September 2, 2020, Palermo House LLC was formed. On October 31, 2024, Palermo House Inc. ("Holding Company") was incorporated in Delaware. The Holding Company serves as the parent entity of Palermo House LLC and holds no other significant assets.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
October 31, 2024

PALERMO HOUSE INC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception through October 31, 2024
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	1,525
Total Current Liabilities	1,525
TOTAL LIABILITIES	1,525
EQUITY	
Accumulated Deficit	(1,525)
TOTAL EQUITY	(1,525)
TOTAL LIABILITIES AND EQUITY	-

PALERMO HOUSE INC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception through October 31, 2024
Operating Expenses	
Professional Fees	1,525
Total Operating Expenses	**1,525**
Total Loss from Operations	**(1,525)**
Total Other Income/Expense	**-**
Net Income (Loss)	**(1,525)**

PALERMO HOUSE INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception through October 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(1,525)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	1,525
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,525
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

PALERMO HOUSE INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(1,525)	(1,525)
Ending balance at 10/31/24	-	-	-	(1,525)	(1,525)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Palermo House Inc ("the Company") was formed in Delaware on October 31, 2024. The Company will serve as the Holding Company for Palermo House LLC, which generates revenue by selling furniture, including its flagship Dune Lounger product direct to customer and via other online marketplace platforms. The Company's principal office is in Fort Lauderdale, Florida. The Company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through direct-to-customer sales. The Company's payments are generally collected by the merchant, Shopify, at the point of purchase. The merchant then disburses the payment in bulk to the Company every three (3) to five (5) days. The Company's primary performance obligation is to deliver purchased goods to the customer's specified shipping address. Revenues are recognized at the time of the fulfillment of the order. Typically, orders are fulfilled on the same day they are placed but during busy periods or in the event of stockouts, fulfillment can take place after orders are placed.

General and Administrative

General and administrative costs include entity formation and filing fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 shares of common stock having a par value of $0.00001 per share of which 10,000,000 are designated as Voting Common Stock and 5,000,000 are designated as Non-Voting Common Stock. No shares were issued and outstanding as of inception – October 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 31, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF PALERMO HOUSE

Find Your Cozy: Stylish, Comfortable, and Affordable Furniture

Palermo House is a vertically integrated, fast-growing DTC furniture brand based in Los Angeles, CA. With $2.9M in trailing twelve-month sales, our products are already in over 4,000 homes across the U.S.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PALERMO HOUSE
Furniture Designed for Modern Living

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.88 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$499.84	$7.04M

REASONS TO INVEST

STYLISH & COMFORTABLE: Palermo House lounge chairs blend luxury, comfort, and function. Their unique design and customer focus elevate any space, delighting customers and adding beauty to living areas.

 A PROVEN TEAM: With $2.9M in sales and 195% growth year-over-year, we aim to build on our momentum.* We've optimized supply chain operations and refined customer acquisition to sustain our momentum.

 TAPPING INTO A GROWING MARKET: We plan to enter the $46B+ U.S. sofa market with a modular sofa system offering top comfort and style at an affordable price, aiming to ship products within days.

*PAST PERFORMANCE, INCLUDING THE REVENUE AND GROWTH FIGURES MENTIONED, DOES NOT GUARANTEE FUTURE RESULTS OR SUCCESS.

TEAM



Marco Ferro • Founder, CEO, CFO, Board Member

Marco is the founder & CEO of Palermo House. Previously, he was a strategy consultant at EY-Parthenon, focusing on private equity and retail. He also led analytics at Frida, a PE-backed CPG brand. Marco holds a BS in Industrial Engineering from Georgia Tech.

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Emilio Ferro • Chief Product Officer, Board Member

Emilio is the Chief Product Officer at Palermo House and the designer behind the Dune Lounge Chair and Ottoman. Emilio is an architect by trade and is meticulous about improving our products and launching new ones in a cost-effective and agile manner. Emilio holds a Masters Degree in Architecture from the University of Buenos Aires.

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THE PITCH

Palermo House: Stylish, Comfortable Furniture, Without the Wait

At Palermo House, our vertical integration sets us apart. By controlling every aspect of the manufacturing process—from design to production—we minimize the lengthy lead times and extra costs that often come with traditional furniture manufacturing. Based in Los Angeles, CA, and Bogota, Colombia, we offer thoughtfully designed, stylish, and made-to-order furniture that arrives quickly and affordably. Our streamlined process is designed to deliver high-quality pieces customers love, without the typical wait and at accessible prices.

PALERMO HOUSE
OVERVIEW





COMFORT AND STYLE

Our loungers blend luxury and comfort to transform any space into a contemporary, chic, and modern haven. Our customers experience ultimate relaxation while enhancing the aesthetics of their home.



SHIPS IN DAYS, NOT WEEKS

The furniture industry is notorious for long shipping times, with industry leaders often leaving customers waiting 6 months or more. We invest heavily in our supply chain to ensure timely delivery within days of placing an order.



PET AND FAMILY FRIENDLY

We source the highest quality materials and manufacture in- house to ensure our products are tough, durable, and easy to clean. Perfect for the entire household.



CUSTOMER OBSESSED

Our loungers feature interchangeable covers, tooling-free assembly, and leading customer service so our customers can focus on what matters most — enjoying their home with the people they love.

For over three years, Palermo House has been bringing high-quality furniture into homes across the country. Our lounge chairs feature interchangeable slipcovers, allowing customers to refresh their decor without purchasing new furniture. With $2.9 million in trailing twelve-month (TTM) net sales and our products now in more than 4,000 homes, we've gained recognition from leading publications like Architectural Digest, HGTV, and Cosmopolitan.

THE PROBLEM & OUR SOLUTION

Direct-to-Consumer Furniture Delivered in Days, Not Weeks

Furniture shopping can often be frustrating, with long lead times, high prices, and limited customization options. Palermo House addresses these challenges by offering thoughtfully designed, ultra-comfortable pieces that are easy to assemble and customize. Our unique approach allows customers to refresh their decor simply by changing slipcovers, helping them avoid the need to purchase entirely new furniture.

Growth Opportunities

New Modular Sofa

- **FOAM CONSTRUCTION**
  Adds support, comfort, and durability

- **LEAN SUPPLY CHAIN MODEL**
  Allows us to hold "just in time" inventory

- **OPTIMIZED FOR E-COMMERCE**
  Compactible foam reduces shipping costs

- **LARGE MARKET**
  Huge Total Addressable Market (TAM) at $40B+





Modular sofa system is not yet available with its planned release in Q4 of 2024.

Our direct-to-consumer (DTC) business model is supported by a lean, vertically integrated supply chain. By manufacturing in-house and managing every aspect from production to delivery, we control costs and are dedicated to high-quality craftsmanship. With an average order value of $1,400 and customer acquisition costs of $420, **we maintained a 60% gross margin in 2023** while providing customers with affordable, durable, and stylish furniture, typically shipped within days.

$1,400	$420
AVG ORDER VALUE	CUSTOMER ACQ. COST
60%	+88%
GROSS MARGIN	CAGR (2022-2024E)

*Past performance, including the revenue and growth figures mentioned, does not guarantee future results. This page contains forward-looking statements based on current expectations. Actual results could differ significantly due to various risks and uncertainties. See additional information below.

In addition to our direct-to-consumer business model, Palermo House strives to disrupt the B2B market by furnishing co-working spaces, hotels, resorts, and restaurants with our luxurious and comfortable lounge chairs. This expansion could offer growth potential, driven by the rising demand for high-quality, stylish furniture that enhances both guest experiences and team productivity.



THE MARKET & OUR TRACTION

Scaling Fast with 195% YoY Growth

The U.S. seating and sofa market is expected to reach $46 billion by the end of 2024, with demand expected to grow for modular, versatile furniture.[1] Palermo House is positioning itself to capitalize on this trend with the planned launch of our modular sofa system in Q4 2024. Having already placed **over 4,000 loungers in U.S. homes** and **achieved 195% year-over-year growth** from 2022 to 2023, we believe our sleek designs and fast shipping make us a distinctive choice in the market. While many furniture options involve lengthy wait times, we prioritize speed and efficiency in our delivery model.

	BEAN BAGS	DUNE LOUNGE CHAIR	TRADITIONAL LOUNGE CHAIR
Molds to Your Body	●	●	
Holds Shape		●	●
Elegant & Stylish		●	●
Interchangeable Covers		●	
Lightweight & Easy to Carry	●	●	
Affordable Price	●	●	

Information based on Palermo House's own research and internal analysis of available competitors.

Our modern, family-friendly products have been featured in premier publications such as Architectural Digest and HGTV, further boosting our brand visibility. As we continue to optimize our operations, we're aiming to increase annual revenue within the next 3-5 years.



Key Financials
HISTORICAL & PROJECTED REVENUE

■ Actual   ■ Forecast

$4M

$2M

$0M

$.9M
2022

$2.6M
2023

$3.4M
2024
Estimated

This page contains forward-looking statements based on current expectations. Actual results could differ significantly due to various risks and uncertainties. See additional information below.

WHY INVEST

Join Our Journey to Redefine Style, Comfort, and Affordability



AS FEATURED ON

 COSMOPOLITAN

Palermo House is more than just a furniture company—we're committed to innovating modern, comfortable living solutions. With over $2.9 million in sales in the last year and ambitious plans to enter the $46 billion U.S. seating and sofa market, we feel positioned for growth. Your investment will help fuel our product development, support new designs, and facilitate our operational expansion.

Join us in our mission to become a household name, transforming homes with stylish, comfortable, and affordable furniture.

Invest in Palermo House today.

THIS PAGE CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND

ABOUT

HEADQUARTERS
1201 N FEDERAL HWY #7653
FT LAUDERDALE, FL 33304

WEBSITE
View Site 🗗

Palermo House is a vertically integrated, fast-growing DTC furniture brand based in Los Angeles, CA. With $2.9M in trailing twelve-month sales, our products are already in over 4,000 homes across the U.S.

TERMS

Palermo House

Overview

PRICE PER SHARE
$0.88

VALUATION
$7.04M

DEADLINE ⓘ
Nov. 12, 2024 at 11:24 AM UTC

FUNDING GOAL ⓘ
$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.84

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ

SHARES OFFERED

$1,234,999.92   **Non-Voting Common Stock**

MIN NUMBER OF SHARES OFFERED

140,909

MAX NUMBER OF SHARES OFFERED

1,403,409

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing   →

Offering Memorandum   →

Financials   ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$516,797	$310,923
Cash & Cash Equivalents	$268,016	$63,637
Accounts Receivable	$37,500	$37,500
Short-Term Debt	$545,826	$123,262
Long-Term Debt	$17,943	$88,028
Revenue & Sales	$2,933,760	$914,166
Costs of Goods Sold	$644,889	$222,328
Taxes Paid	$0	$0
Net Income	$93,819	$104,624

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 3 weeks and receive 10% bonus shares.

Early Bird 2: Invest $5,000+ within the first 3 weeks and receive 12% bonus shares.

Early Bird 3: Invest $10,000+ within the first 3 weeks and receive 15% bonus shares.

Early Bird 4: Invest $20,000+ within the first 3 weeks and receive 20% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a 10% discount on products for 1 year.

Tier 2 Perk: Invest $5,000+ and receive a 15% discount on products for 1 year.

Tier 3 Perk: Invest $10,000+ and receive a 20% discount on products for 1 year.

Tier 4 Perk: Invest $50,000+ and receive a 25% discount on products for 2 years + an exclusive invite to a private investor dinner with the leadership team**

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Palermo House will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.88 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $88. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

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Cancel anytime before 48 hours before a rolling close or the offering end date.



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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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